Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Amgen Inc. (AMGN)

Name of person relying on exemption: John Chevedden, Amgen Shareholder since 2021

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against the Amgen Lead Director, Robert Eckert

Amgen may not have the best person as lead director which defeats the proposition that a lead director is a viable option to an independent Board Chairman.

Robert Eckert, the Amgen lead director, has 13-years long tenure as an Amgen director. As director tenure goes up director independence goes down. Independence is the most important attribute in a lead director because the Amgen Chairman is clearly not independent.

Mr. Eckert had 11-years as a CEO and Chairman at a lack-luster toy company where the toy company stock has had no gain in 25-years. Is lack-luster toy company experience valuable at a pharmaceutical company like Amgen that is worth 30-times as much as the toy company?

I have not seen any argument that best qualifications for a lead director is more than a decade of experience as a Chairman and CEO. It is definitely a case of role reversal.

A power hungry Chairman/CEO could seek out an empty suit lead director, who has previously been a Chairman/CEO, because such a lead director knows how a power hungry Chairman/CEO expects a lead director to behave.

It is at least time for a new lead director since Amgen stock has been relatively flat since late 2022. Or time for an independent Board Chairman with the next Amgen CEO transition.